UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ArcSight, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

039666102

(CUSIP Number)

Paul T. Porrini

Vice President, Deputy General Counsel & Assistant Secretary

Hewlett-Packard Company

3000 Hanover Street

Palo Alto, CA 94304

(650) 857-1501

Copies to:

David K. Ritenour Vice President and Associate General Counsel Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Russell C. Hansen Mark S. Lahive Gibson, Dunn & Crutcher LLP 1881 Page Mill Road Palo Alto, California 94304 (650) 849-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting company's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 039666102

1.	Name of Reporting Person. Hewlett-Packard Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,124,169(1),(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,124,169(1),(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,124,169(1),(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.5%(1),(2),(3)

14.	Type of Reporting Person (See Instructions) CO

(1)  Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of Tender and Voting Agreements (as defined in Item 4 below) entered into with beneficial owners of such securities as described herein.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the common stock of ArcSight, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)  Includes 1,714,077 shares of ArcSight, Inc. common stock underlying stock options which are currently exercisable or exercisable within 60 days of September 1, 2010.  The obligation to tender such shares to the reporting person pursuant to the Tender and Voting Agreements, however, does not arise unless and until such stock options are exercised.  Excluding such stock options, the reporting person may be deemed to beneficially own an aggregate of 5,410,092 shares of ArcSight, Inc. common stock, or 15.6% of the shares of ArcSight, Inc. common stock outstanding as of September 9, 2010.

(3)  Based upon 34,764,555 shares of common stock outstanding as of September 9, 2010, and 1,714,077 shares of common stock underlying stock options which are currently exercisable or exercisable within 60 days of September 1, 2010.

CUSIP No. 039666102

1.	Name of Reporting Person. Priam Acquisition Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,124,169(1),(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,124,169(1),(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,124,169(1),(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.5%(1),(2),(3)

14.	Type of Reporting Person (See Instructions) CO

(1)  Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of Tender and Voting Agreements (as defined in Item 4 below) entered into with beneficial owners of such securities as described herein.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting persons that it is the beneficial owner of any of the common stock of ArcSight, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)  Includes 1,714,077 shares of ArcSight, Inc. common stock underlying stock options which are currently exercisable or exercisable within 60 days of September 1, 2010.  The obligation to tender such shares to the reporting person pursuant to the Tender and Voting Agreements, however, does not arise unless and until such stock options are exercised.  Excluding such stock options, the reporting person may be deemed to beneficially own an aggregate of 5,410,092 shares of ArcSight, Inc. common stock, or 15.6% of the shares of ArcSight, Inc. common stock outstanding as of September 9, 2010.

(3)  Based upon 34,764,555 shares of common stock outstanding as of September 9, 2010, and 1,714,077 shares of common stock underlying stock options which are currently exercisable or exercisable within 60 days of September 1, 2010.

Item 1.	Security and Issuer

This statement relates to shares of common stock of ArcSight, Inc., a Delaware corporation (“ArcSight”), par value $0.00001 per share (the “Shares”).  The principal executive offices of ArcSight are located at 5 Results Way, Cupertino, California 95014.

Item 2.	Identity and Background

This statement is being jointly filed on behalf of Hewlett-Packard Company, a Delaware corporation (“HP”), and Priam Acquisition Corporation, a Delaware corporation and wholly-owned, direct or indirect, subsidiary of HP (“Merger Sub,” and together with HP, the “Reporting Persons”).  The principal executive offices of each of the Reporting Persons are located at 3000 Hanover Street, Palo Alto, CA 94304.  HP is a leading global provider of products, technologies, software, solutions and services to individual consumers, small- and medium-sized businesses and large enterprises.  HP’s offerings span multi-vendor customer services, including infrastructure technology and business process outsourcing, technology support and maintenance, application development and support services and consulting and integration services; enterprise information technology infrastructure, including enterprise storage and server technology, networking products and resources, and software; personal computing and other access devices; and imaging and printing-related products and services.  Merger Sub was organized by HP to acquire ArcSight and therefore has not conducted any business to date.

Attached as Schedule I, and incorporated herein by reference, is a chart setting forth, with respect to each executive officer, director and controlling person of HP and Merger Sub, his or her name, residence or business address and present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted), in each case as of the date hereof.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named on Schedule I have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named on Schedule I is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of the Reporting Persons, other than Catherine A. Lesjak and Sari M. Baldauf, each executive officer, director or controlling person of the Reporting Persons is a citizen of the United States.  Ms. Lesjak is a citizen of Canada, and Ms. Baldauf is a citizen of Finland.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to, and subject to the terms and conditions contained in, the Tender and Voting Agreements described in Item 4, the Reporting Persons may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of entering into Tender and Voting Agreements with certain stockholders of ArcSight.  Each Tender and Voting Agreement was entered into as a condition to HP’s and Merger Sub’s willingness to enter into and perform their obligations under the Merger Agreement (as defined below).  Neither HP nor Merger Sub has paid any consideration to the Tendering Stockholders (as defined below) in connection with the execution and delivery of the Tender and Voting Agreements described under Item 4 of this statement.

Item 4:	Purpose of Transaction

On September 13, 2010, HP, Merger Sub, and ArcSight entered into an Agreement and Plan of Merger (the “Merger Agreement”), for the purpose of HP acquiring control of, and the entire equity interest in, ArcSight.

Subject to the terms and conditions of the Merger Agreement, Merger Sub will commence a cash tender offer (the “Offer”) for all outstanding Shares of ArcSight’s at a purchase price of $43.50 per share, in cash to the seller (the “Offer Price”) without interest and less any required withholding taxes.  The obligation of Merger Sub to accept for payment and pay the Offer Price for any Shares tendered is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares, which, together with the Shares then owned by HP and Merger Sub, representing at least a majority of the total number of Shares outstanding on a fully diluted basis, and (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the receipt of requisite regulatory approvals under the antitrust laws of Austria and Germany.

Pursuant to the Merger Agreement, effective upon the initial acceptance for payment by Merger Sub of the Shares pursuant to the Offer, HP is entitled to designate representatives to serve on ArcSight’s Board of Directors in proportion to its and Merger Sub’s ownership of ArcSight’s Shares following such purchase.  HP currently intends, as soon as practicable after consummation of the Offer, to exercise this right and to designate Lester D. Ezrati, Michael J. Holston, Catherine A. Lesjak, John N. McMullen and Paul T. Porrini to serve as directors of ArcSight.  HP expects that such representation will permit it to exert substantial influence over ArcSight’s conduct of its business and operations.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on The NASDAQ Global Market.  In addition, following consummation of the Offer, HP and Merger Sub intend to and will cause ArcSight to apply for termination of registration of the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as soon after the completion of the Offer as the requirements for such delisting and termination are met.

Pursuant to the terms of the Merger Agreement, following Merger Sub’s initial acceptance for payment of the Shares pursuant to the Offer (the “Appointment Time”), if Merger Sub and HP acquires more than a majority but less than 90% of the Shares outstanding, Merger Sub has the option (the “Top-Up Option”) to purchase from ArcSight, subject to certain limitations, up to a number of additional Shares (the “Top-Up Option Shares”) sufficient to cause Merger Sub and HP to own one (1) Share more than 90% of the Shares then outstanding, taking into account those Shares outstanding after the exercise of the Top-Up Option, calculated on a fully-diluted basis (assuming the issuance of all Shares issuable as of the scheduled closing of the purchase of the Top-Up Option Shares upon the vesting, conversion or exercise of all outstanding options, warrants, convertible or exchangeable securities and similar rights).  The exercise price for the Top-Up Option would equal the Offer Price and would be paid (x) in cash or (y) in cash equal to the aggregate par value of the Top-Up Option Shares and by issuance by Merger Sub to ArcSight of a full recourse unsecured promissory note.  Pursuant to the terms of the Merger Agreement, the Top-Up Option is exercisable at any one time after the Appointment Time on or prior to the fifth (5th) business day after the later of (x) the acceptance for payment of, and payment for, all Shares validly tendered and not withdrawn pursuant to the Offer and (y) the expiration of any subsequent offering period.  The Top-Up Option shall terminate upon the earlier to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.  The Merger Agreement provides that the Top-Up Option is not exercisable to the extent that the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and unreserved Shares.  The Reporting Persons could also acquire additional Shares after completion of the Offer through other means, such as open market purchases.

Upon the successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into ArcSight, and ArcSight will become a wholly-owned subsidiary of HP (the “Merger”).  At the effective time of the Merger, (i) each Share issued and outstanding immediately prior thereto (other than Shares owned by HP, Merger Sub or ArcSight, or any direct or indirect wholly-owned subsidiary of HP, Merger Sub or ArcSight, and any Shares held by stockholders who validly exercise their appraisal rights in connection with the Merger) will be cancelled and extinguished and automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes; (ii) each Share outstanding owned by HP, Merger Sub or ArcSight, or by any direct or indirect wholly-owned subsidiary of HP, Merger Sub or ArcSight, immediately prior to effective time, will be cancelled and extinguished without any conversion thereof or consideration paid therefor; and (iii) the Certificate of Incorporation and Bylaws of ArcSight will be amended and restated in their entirety to read identically to the Certificate of Incorporation and Bylaws, respectively, of Merger Sub, as in effect immediately prior to the effective time.

Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of HP and Merger Sub to enter into the Merger Agreement, certain stockholders of ArcSight (the “Tendering Stockholders”) entered into Tender and Voting Agreements with HP and Merger Sub, copies of which are attached hereto as Exhibits 2-6 and are incorporated herein by reference.  Pursuant to the Tender and Voting Agreements and as more fully described therein, each Tendering Stockholder has agreed, among other things, to (i) tender Shares held by it on the date of the Tender and Voting Agreement or acquired after that date (the “Subject Shares”) to Merger Sub in the Offer; (ii) not withdraw its Shares from the Offer at any time; (iii) vote all of such Tendering Stockholder’s Subject Shares (to the extent the Subject Shares are not purchased in the Offer) and any other shares of capital stock of ArcSight owned, beneficially or of record, by such Tendering Stockholder during the term of the Tender and Voting Agreement in favor of the adoption of the Merger Agreement and against any action that would materially impede, delay, or interfere with, or prevent or nullify, the Merger, including, but not limited to, any other extraordinary corporate transaction, including a merger, acquisition, sale, consolidation, reorganization or liquidation involving ArcSight and a third party, or any other acquisition transaction proposed by a third party; and (iv) subject to certain exceptions, not transfer the Tendering Stockholders’ Shares.  Each Tender and Voting Agreement will terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the written agreement of the parties to terminate such agreement, (iii) the Effective Time, and (iv) any amendment or change to the Merger Agreement or the Offer that decreases the Offer Price.  HP did not pay any additional consideration to the Tendering Stockholders in connection with the execution and delivery of the Tender and Voting Agreements. The purpose of the Tender and Voting Agreements are to increase the likelihood that the Offer and the Merger will be consummated.

The foregoing summary descriptions of the Merger Agreement and Tender and Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the terms of the Merger Agreement and Tender and Voting Agreements, copies of which are attached hereto as Exhibit 1 and Exhibits 2-6, respectively, each of which is incorporated herein by reference.

Other than as described in this Item 4, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, do any of the persons identified on Schedule I, currently have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.  The Reporting Persons intend to continue to review ArcSight and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel, and to further consider, whether any changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable.

Item 5.	Interest in Securities of the Issuer

(a)-(b)     Neither HP nor Merger Sub directly own any Shares.  However, as described in Item 4 of this Schedule 13D, as a result of the Voting and Tender Agreements, based on information provided by the Tendering Stockholders, HP and Merger Sub may be deemed to beneficially own an aggregate of 7,124,169 Shares (including a total of 1,714,077 options to purchase Shares currently exercisable or exercisable within 60 days of September 1, 2010), representing 19.5% of the outstanding Shares as of September 9, 2010.  The obligation to tender Shares underlying 1,714,077 options pursuant to the Tender and Voting Agreements does not arise unless and until such stock options are exercised.  Excluding such stock options, HP and Merger Sub may be deemed to beneficially own an aggregate of 5,410,092 Shares, or 15.6% of the Shares outstanding as of September 9, 2010. Of such Shares, HP and Merger Sub have sole voting and dispositive power with respect to 0 Shares and may be deemed to have shared voting and dispositive power with respect to all such Shares.  HP and Merger Sub may be deemed to share with the signatories of the Tender and Voting Agreements the power to vote such Shares solely with respect to those matters described in Item 4 of this statement and in the Tender and Voting Agreements, which are incorporated herein by reference.  HP and Merger Sub also may be deemed to share with the signatories of the Tender and Voting Agreements the power to dispose of such Shares subject thereto solely to the extent that the Tender and Voting Agreements restrict the ability of the Tendering Stockholders to transfer the Subject Shares, as more fully described in Item 4 of this statement and in the Tender and Voting Agreements, which are incorporated herein by reference.

To HP’s and Merger Sub’s knowledge, no Shares are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Tender and Voting Agreements.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by HP or Merger Sub that is the beneficial owner of any of the Shares referred to herein for purposes of the Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)           Neither HP nor Merger Sub nor, to the knowledge of HP and Merger Sub, any person identified in Schedule I to this Schedule 13D, has effected any transaction in the Shares during the past 60 days, except as disclosed herein.

(d)           To the knowledge of HP and Merger Sub, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares covered by this statement.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4, neither HP nor Merger Sub nor, to the best knowledge of HP and Merger Sub, any person set forth on Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of ArcSight.  The description of the Merger Agreement and Voting and Tender Agreements contained in Item 4 are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit 1

Agreement and Plan of Merger, dated as of September 13, 2010, by and among Hewlett-Packard Company, Priam Acquisition Corporation and ArcSight, Inc. (incorporated herein by reference to Form 8-K filed by ArcSight, Inc. on September 13, 2010).

Exhibit 2

Tender and Voting Agreement, dated September 13, 2010, by and among Hewlett-Packard Company, Priam Acquisition Corporation and the stockholders of ArcSight, Inc. listed on Schedule I thereto (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed by Hewlett-Packard Company on September 22, 2010).

Exhibit 3

Tender and Voting Agreement, dated September 13, 2010, by and among Hewlett-Packard Company, Priam Acquisition Corporation and the stockholders of ArcSight, Inc. listed on Schedule I thereto (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO filed by Hewlett-Packard Company on September 22, 2010).

Exhibit 4

Tender and Voting Agreement, dated September 13, 2010, by and among Hewlett-Packard Company, Priam Acquisition Corporation and the stockholders of ArcSight, Inc. listed on Schedule I thereto (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO filed by Hewlett-Packard Company on September 22, 2010).

Exhibit 5

Tender and Voting Agreement, dated September 13, 2010, by and among Hewlett-Packard Company, Priam Acquisition Corporation and the stockholders of ArcSight, Inc. listed on Schedule I thereto (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO filed by Hewlett-Packard Company on September 22, 2010).

Exhibit 6

Tender and Voting Agreement, dated September 13, 2010, by and among Hewlett-Packard Company, Priam Acquisition Corporation and the stockholders of ArcSight, Inc. listed on Schedule I thereto (incorporated herein by reference to Exhibit (d)(6) to the Schedule TO filed by Hewlett-Packard Company on September 22, 2010).

Exhibit 7	Joint Filing Agreement, between Hewlett-Packard Company and Priam Acquisition Corporation, dated September 22, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2010	HEWLETT-PACKARD COMPANY

/s/ Paul T. Porrini
Name: Paul T. Porrini
Title: Vice President, Deputy General Counsel and Assistant Secretary

Date: September 22, 2010	PRIAM ACQUISITION CORPORATION

/s/ Paul T. Porrini
Name: Paul T. Porrini
Title: President and Secretary

Schedule I

Directors and Executive Officers of HP and Merger Sub

1.              HP

The following table sets forth the names and principal occupations or employment of the directors and executive officers of HP.  The business address for each person is 3000 Hanover Street, Palo Alto, California 94304.  Unless otherwise specified, the address of each such person’s principal occupation or employment is 3000 Hanover Street, Palo Alto, California 94304.

Name	Current Principal Occupation or Employment

Directors:

Marc L. Andreessen	Independent Non-Executive Director.

Co-Founder and a general partner of Andreessen Horowitz, a venture capital firm founded in July 2009; Co-Founder and Chairman of Ning, Inc., an online platform founded in late 2004 for people to create their own social networks; and Non-Executive Director of eBay Inc.

Lawrence T. Babbio, Jr.	Independent Non-Executive Director.

Senior Advisor to Warburg Pincus, a private equity firm, since June 2007.

Sari M. Baldauf	Independent Non-Executive Director.

Non-Executive Director at Fortum Oyj, Daimler AG, F-Secure Corporation and CapMan Plc.

Rajiv L. Gupta	Independent Non-Executive Director.

Senior Advisor to New Mountain Capital, LLC, a private equity firm, since July 2009; and Non-Executive Director of The Vanguard Group and Tyco International Ltd.

John H. Hammergren	Independent Non-Executive Director.

Chairman of McKesson Corporation, a healthcare services and information technology company, since July 2002; President and Chief Executive Officer of McKesson since April 2001; and Non-Executive Director of Nadro, S.A. de C.V. (Mexico).

Joel Z. Hyatt	Independent Non-Executive Director.

Vice Chairman of Current Media, LLC, a cable and satellite television company, since July 2009.

John R. Joyce	Independent Non-Executive Director.

Non-Executive Director of Sabre, Inc. and Intelsat, Ltd.

Robert L. Ryan	Lead Independent Non-Executive Director.

HP’s Lead Independent Director since September 2008; Non-Executive Director of

Name	Current Principal Occupation or Employment

General Mills, Inc., The Black and Decker Corporation, and Citigroup, Inc.

Lucille S. Salhany	Independent Non-Executive Director.

President and Chief Executive Officer of JHMedia, a consulting company, since 1997; and Partner and Director of Echo Bridge Entertainment, an independent film distribution company, since 2003.

G. Kennedy Thompson	Independent Non-Executive Director.

Executive Advisor to Aquiline Capital Partners LLC, a private equity firm, since June 2009.

Executive Officers:

Catherine A. Lesjak	Interim Chief Executive Officer since August 2010 and Chief Financial Officer since January 2007.

Peter J. Bocian	Executive Vice President and Chief Administrative Officer since December 2008.

R. Todd Bradley	Executive Vice President, Personal Systems Group since June 2005.

Michael J. Holston	Executive Vice President and General Counsel since February 2007 and Secretary since March 2007.

Vyomesh I. Joshi	Executive Vice President, Imaging and Printing Group since 2002.

Ann M. Livermore	Executive Vice President, HP Enterprise Business since May 2004.

John N. McMullen	Senior Vice President and Treasurer since March 2007.

Randall D. Mott	Executive Vice President and Chief Information Officer since July 2005.

James T. Murrin	Senior Vice President, Controller and Principal Accounting Officer since March 2007.

Marcela Perez de Alonso	Executive Vice President, Human Resources since January 2004.

Shane V. Robison	Executive Vice President and Chief Strategy and Technology Officer since May 2002.

2.             Merger Sub

The following table sets forth the names and principal occupations or employment of the directors and executive officers of Merger Sub.  The business address and address for each person’s principal occupation is 3000 Hanover Street, Palo Alto, California 94304.

Name	Current Principal Occupation or Employment

Paul T. Porrini	President and Secretary of Merger Sub since September 2010; director of Merger Sub since September 2010. Vice President, Deputy General Counsel and Assistant Secretary of HP since June 2008.

Catherine A. Lesjak	Chief Financial Officer of Merger Sub since September 2010; director of Merger Sub since September 2010. Interim Chief Executive Officer of HP since August 2010

Name	Current Principal Occupation or Employment

and Chief Financial Officer since January 2007.

Lester D. Ezrati	Director of Merger Sub since September 2010. Senior Vice President of Global Tax of HP since May 1999.

Exhibit 7

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.00001 per share, of ArcSight, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.  In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 22 day of September 2010.

HEWLETT-PACKARD COMPANY

/s/ Paul T. Porrini
Name: Paul T. Porrini
Title: Vice President, Deputy General Counsel and Assistant Secretary

PRIAM ACQUISITION CORPORATION

/s/ Paul T. Porrini
Name: Paul T. Porrini
Title: President and Secretary